Exhibit 99.10

NICE Actimize Positioned As Overall Leader in the 2023 Quadrant Knowledge
Solutions Enterprise Fraud Management Report

For the fifth consecutive year, NICE Actimize was positioned as the highest-scoring vendor across
Technology Excellence and Customer Impact metrics in the 2023 SPARK Matrix™

Hoboken, NJ, October 23, 2023 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall Leader in its recently released report titled “SPARK Matrix™: Enterprise Fraud Management (EFM), 2023.” For the fifth consecutive year, the Quadrant Knowledge Solutions research report, which provides competitive analysis and a ranking of enterprise fraud management vendors in the form of its proprietary SPARK Matrix, gave NICE Actimize the highest ratings across the performance parameters of technology excellence and customer impact.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Enterprise Fraud Management (EFM), Q4, 2023,” please click here.

According to the Quadrant Knowledge Solutions report, “IFM-X provides end-to-end fraud prevention throughout the customer lifecycle, leveraging real-time data and advanced AI to actively detect evolving threats. This fusion of industry insights and customer data empowers the platform to effectively address a wide range of fraud scenarios. By utilizing an array of machine learning methods as well as behavioral and predictive analytics, IFM-X achieves robust fraud detection, prevention and intervention while improving the customer experience and operational efficiency.”

“NICE Actimize supports the full spectrum of financial crime and compliance use cases, including digital payments, check fraud, new account fraud, internal fraud and mule defense,” explained Shivam Natani, Analyst, Quadrant Knowledge Solutions. “NICE Actimize's strategic roadmap aligns with the evolving landscape of enterprise fraud management. It addresses key market needs, including rising digital fraud, payment modernization, efficient model governance, cloud adoption, and data integration”.

“NICE Actimize’s integrated fraud management addresses the concerns of authorized fraud and the prevention of sophisticated scams. With our extensive experience in fraud transaction monitoring and customer screening, we are in a strong position to help banks identify potentially suspicious transactions and stop fraud before it happens,” said Craig Costigan, CEO, NICE Actimize. “The advanced analytics and powerful artificial intelligence within our IFM-X enterprise fraud management platform protects the customer lifecycle across all channels and payment types.”

Citing NICE Actimize’s strengths, the report also noted, “IFM-X supports various model development approaches, including Managed Analytics for ongoing model optimization, Do-It-Yourself using IFM-X advanced modeling platform, or bring-your-own model built with third-party tools.” Additionally, the report explained, “Utilizing multi-model execution within IFM-X, it consolidates risk perspectives across typologies like unauthorized fraud, authorized payment fraud (scam /APP victim), and mule activity. NICE Actimize's innovations in typology-based detection and multi-model execution enable organizations to fine-tune their fraud detection efforts and allocate resources strategically.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of the market positioning of the key market participants. SPARK Matrix provides a visual representation of market participants and provides strategic insights on how each supplier ranks related to their competitors, concerning various performance parameters based on the category of technology excellence and customer impact.

For more on NICE Actimize's IFM-X Enterprise Fraud Management, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.